SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

New binding offer for Oi Group's mobile business

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TSA”), jointly “TIM”, pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction n. 358/2002, as changed, in continuity to the Material Facts released in March 10th, 2020 and in July 18th, 2020, inform its shareholders, the general market and other interested parties that the Board of Directors of TPAR and TSA, in meetings both held today, approved the extension and review of the binding offer for Oi Group's mobile business by TSA, jointly with Telefônica Brasil S.A. (“Vivo”) and Claro S.A. (“Claro”), all together called “Offerors”, and the presentation of a new proposal of R$ 16,500,000,000.00 (sixteen billion and five hundred million Reais). Such joint proposal, additionally, considers the possibility of signing long-term contracts for the use of Oi Group’s infrastructure.

The revised binding offer has been submitted by the aforementioned parties, highlighting that it is subject to certain conditions, especially with regards to their selection as “stalking horse” (“first bidder”), which shall guarantee to them the right to make a higher bid than the best offer among the other offers presented (“right to top”) in the competitive process of sale of Oi Group’s mobile business.

The review of the binding offer reaffirms TIM’s interest in the acquisition of Oi Group’s mobile assets, as well as in contributing to the continued development of the mobile telephony in the country, considering the broad global experience it has in the telecommunication sector and the deep knowledge of the Brazilian market.

As an operator of recognized financial strength, and with a presence and history of intense long-term investments in Brazil, TIM is certain that the joint offer of the Offerors, if accepted and deemed winner, will bring benefits to its shareholders through the acceleration of growth and generation of efficiencies, as well as to its customers through the improvement of the use experience and quality of the service provided, and to the sector as a whole through reinforcement in its investment capacity, technological innovation and competitiveness. In this sense, the joint bid also favors and is in line with the regulation that aims to build and consolidate a strong and efficient telephone service in the country.

TIM considers that the offer addresses the financial needs of the Oi Group, broadly known by the market in general, so that it can implement its strategic plan and serve its creditors, under the terms of the Judicial Recovery Plan.

The Company and TSA will keep its shareholders and the market informed in accordance with the regulations in force.

Rio de Janeiro, July 27, 2020.

TIM Participações S.A. / TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 28, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.